AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

(“AngloGold Ashanti”, “AGA” or the “Company”)

ANGLOGOLD ASHANTI PUBLISHES ITS 2024 UK ANNUAL REPORT AND OTHER ANNUAL REPORTS

Today the Company published the following reports for the financial year ended 31 December 2024:
•2024 UK Annual Report (including its audited consolidated financial statements as of and for the financial year ended 31 December 2024);
•Sustainability Report 2024; and
•Mineral Resource and Mineral Reserve Report 2024.

These reports communicate relevant aspects of the Company’s operating, sustainability and financial performance in 2024 (from 1 January 2024 to 31 December 2024) and are available online on the Company’s website at www.anglogoldashanti.com and also on the SEC’s website at www.sec.gov.

The Company’s shareholders may request electronic copies of these reports and also have the ability to receive, upon request, a hard copy of AngloGold Ashanti’s complete audited financial statements, free of charge, from the Company Secretarial Department by emailing CompanySecretary@anglogoldashanti.com.

The Company's 2025 Annual General Meeting (the "2025 AGM") is scheduled to be held on Tuesday 27 May 2025 at 9:00 a.m. Mountain Daylight Time (which is 4:00 p.m. British Summer Time and 5:00 p.m. South African Standard Time) at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA. The record date is set as Friday 4 April 2025 for the purposes of determining eligibility to receive the notice of meeting and to vote at the 2025 AGM. Posting of the notice of meeting will commence on Monday 7 April 2025 and copies of the 2024 UK Annual Report will be sent to shareholders who have elected to receive a hard copy.

ENDS
London, Denver, Johannesburg
26 March 2025

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@anglogoldashanti.com